

July 16, 2014

<u>Via Email</u>
Laura A. Marriott
Chief Executive Officer
NeoMedia Technologies, Inc.
1515 Walnut Avenue
Suite 100
Boulder, CO 80302   USA

> **Re: NeoMedia Technologies, Inc.**
> **Form 10-Q for the Quarterly Period Ended March 31, 2014**
> **Filed April 30, 2014**
> **File No. 000-21743**

Dear Ms. Marriott:

We have reviewed your letter dated June 27, 2014 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 13, 2014.

<u>Form 10-Q for the Quarterly Period Ended March 31, 2014</u>

<u>Consolidated Financial Statements</u>

<u>Note 2 – Summary of Significant Accounting Policies</u>

<u>Change in Estimates, page 6</u>

1. We considered your response prior comment 1 and are of the view that the valuation depicted in the December 31, 2013 financial statements erroneously ignored the dilutive effect from conversion/sale. Accordingly, those financials should be restated to correct

the error by filing an amendment without delay. In addition, you should file an Item 4.02 Form 8-K since the previously issued financial statements may no longer be relied upon because of the error correction.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 21

2.   We reissue prior comment 2 from our letter dated June 13, 2014.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief